ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
December 4, 2019
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
Salt Low truBeta US Market ETF (the “Fund”)
File Nos. 333-179562 and 811-22668

Dear Ms. Brutlag:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Registration Statement for the Fund filed September 27, 2019 (SEC Accession No.0000894189-19-006533) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Registration Statement.
Comment 1. Please confirm that the Fund will not be marketed as a zero fee fund.
Response: The Trust so confirms.
Comment 2. Pursuant to Instruction 3(e) to Item 3 of Form N-1A, please remove the caption for the fee waiver from the Fee and Expense Table, or confirm that the fee waiver will be in place for one year following the effectiveness of the registration statement.
Response:  The fee table has been revised as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses[2]	0.29%
1 Estimated for the current fiscal year.
2 The Fund’s investment adviser has agreed to waive the Fund’s full unitary management fee of 0.29% on the first $100 million in net assets until at least May 31, 2020. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees.
Comment 3. Please confirm that back-tested performance will not appear on the Fund’s website, in marketing materials, or elsewhere.
Response: The Trust so confirms.

Comment 4. Please confirm whether the Fund’s index or the Solactive US Large & Mid Cap Index are new. If so, please provide each index’s white paper to the Staff.
Response: The Trust confirms that the Fund’s index and the Solactive US Large & Mid Cap Index are not new, and that the white paper for the Fund’s index has previously been provided to the Staff.
Comment 5. Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 6. Please confirm that when the Fund begins showing performance information, it will include disclosure identifying which performance information is that of the previous series of Salt Funds Trust, in addition to that of the Fund.
Response: The Trust so confirms.
Comment 7. The fact sheet for the Fund’s index refers to a base value as of 1996. Please confirm that backtested performance will not appear on the Fund’s website, in marketing materials, or elsewhere.
Response:  The Adviser has instructed the Index Calculation Agent to remove the reference to the base value of the index from the index's fact sheet. The reference is expected to be removed prior to the commencement of the Fund's operations.
Comment 8. Please confirm that securities lending is not a principal investment strategy of the Fund.
Response:  The Trust so confirms.
Comment 9. Please add the phrase “in an attempt” to the following parenthetical in the Fund’s Principal Investment Strategy: “(i.e., a quantitative modeling process that is automatically adjusted based on past results to improve accuracy)”.
Response:  The parenthetical has been revised as follows: “i.e., a quantitative modeling process that is automatically adjusted based on past results in an attempt to improve accuracy”.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary
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